Exhibit 99.1

Press Release 5 July 2019 9:21 a.m. CEDT

Celyad Presents Update on Autologous &

Allogeneic NKG2D-based CAR-T Therapies in Solid

Tumors

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Preliminary interim results from the alloSHRINK Phase 1 trial demonstrate no evidence of GvHD for first-in-class, non-gene edited allogeneic NKG2D-based CAR-T candidate CYAD-101 when administered concurrently with FOLFOX chemotherapy for the treatment of metastatic colorectal cancer (mCRC)

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Initial observations of disease control, including partial response and stable disease, were observed with CYAD-01 and CYAD-101, in relapsed or refractory mCRC patients who have received prior FOLFOX chemotherapy

•	At the same dose levels, allogeneic CYAD-101 appears to provide increased levels of relative cell engraftment as compared to autologous NKG2D-based CAR-T candidate, CYAD-01

•	Management to hold a conference call on Friday, July 5th, at 2 p.m. CEDT/ 8 a.m. EDT

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced that Professor Dr. Eric Van Cutsem from the University Hospital of Leuven (Universitair Ziekenhuis Leuven, UZ Leuven) presented preliminary interim data from the ongoing SHRINK and alloSHRINK Phase 1 trials assessing safety and clinical activity of the NKG2D-based CAR-T therapies CYAD-01 (autologous) and CYAD-101 (allogeneic) for the treatment of metastatic colorectal cancer (mCRC) at the European Society for Medical Oncology (ESMO) 21st World Congress on Gastrointestinal Cancer (WCGIC). Following the oral and poster presentations at WCGIC, Celyad’s management team will host a conference call to discuss the initial clinical results from the SHRINK and alloSHRINK trials.

“We are encouraged by these initial results showing increased levels of cell engraftment of the non-gene edited allogeneic CAR-T candidate CYAD-101, and that following treatment with CYAD-101 we did not observe any evidence of graft versus host disease, our foremost concern with the allogeneic therapy” commented Professor Dr. Eric Van Cutsem, Gastrointestinal Oncologist at the University Hospital of Leuven. “In addition, anti-tumor activity has been observed with both the autologous CYAD-01 and allogeneic CYAD-101 candidates, in heavily pre-treated metastatic colorectal cancer patients who have received prior FOLFOX chemotherapy, providing confidence into this potential combination approach of CAR-T therapy with standard-of-care chemotherapy.”

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Dr. Frédéric Lehmann, VP of Clinical Development & Medical Affairs at Celyad, commented “We are excited to share data on the first-in-class non-gene edited allogeneic CAR-T therapy CYAD-101 in metastatic colorectal cancer at ESMO GI in Barcelona. Professor Dr Van Cutsem gave us the great honor to share compelling clinical data for this novel class of NKG2D-based CAR-T therapies and the ability of the company’s novel T cell receptor Inhibiting Molecule, TIM, to reduce signalling of the TCR complex”.

SHRINK Phase 1 Trial Update

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To date, nine mCRC patients (three in each dose level (DL): DL-1: 1x10[8] cells, DL-2: 3x10[8] cells and DL-3: 1x10[9] cells) have been enrolled as part of the dose-escalation, SHRINK Phase 1 trial evaluating CYAD-01 administered concurrently with FOLFOX chemotherapy. Patient enrollment included four neoadjuvant first-line treatment CRC patients with resectable liver metastasis (no prior FOLFOX treatment) and five non-resectable mCRC patients with prior multiple chemotherapy lines including FOLFOX and/or FOLFIRI chemotherapy. The mean number of prior therapies received for the relapsed/refractory mCRC patients enrolled was three

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Treatment with CYAD-01 with standard FOLFOX chemotherapy was generally well-tolerated, with no reports of cytokine release syndrome (CRS) grade 2 or higher, related serious adverse events (SAEs), dose-limiting toxicities (DLTs), nor on-target off-tumor toxicity

•	Preliminary data show a dose–dependent effect on the kinetics of cells with higher levels of cell engraftment at higher doses of CYAD-01 doses

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Of the nine mCRC patients, one neoadjuvant patient experienced a partial response (PR) according to RECIST 1.1 criteria and a total of six patients experienced stable disease (SD) at month 3 including two neoadjuvant and four relapsed/refractory mCRC patients

alloSHRINK Phase 1 Trial Update

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To date, a total of six patients with relapsed/refractory mCRC have been enrolled in the two first dose-levels (three each at DL-1 (1x10[8] cells) and DL-2 (3x10[8] cells)) of the alloSHRINK trial evaluating CYAD-101 administered concurrently with FOLFOX chemotherapy. The mean number of prior therapies received for the patients enrolled was four

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No clinical evidence of Graft-versus-Host Disease (GvHD) have been observed. These initial data support the ability of the company’s novel inhibitory peptide TIM (T cell receptor (TCR) Inhibiting Molecule) to reduce signaling of the TCR complex

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Host-versus-Graft (HvG) response against the allogeneic CYAD-101 cells appears to be controlled as evidenced by similar levels of CYAD-101 cell engraftment following the second and third infusions of the allogeneic cell therapy

•	At the dose levels evaluated, the treatment with CYAD-101 in association with FOLFOX chemotherapy was well-tolerated, with no reports of CRS, related SAEs, DLTs, nor on-target off-tumor toxicity

•	Encouraging anti-tumor activity was observed in one patient experiencing a partial response (PR) and three patients experiencing stable disease (SD) at month 3

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•	CYAD-101 appears to provide better relative cell engraftment as compared to CYAD-01, at the same dose levels

•	Recruitment in DL-3 (1x10[9] cells) of the alloSHRINK trial is ongoing and preliminary results from the cohort are expected by year-end 2019

THINK CyFlu Phase 1 Cohort Update

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Three mCRC patients were enrolled in the THINK CyFlu cohort of the Phase 1 THINK trial and received a single injection of 300 million cells of CYAD-01 following preconditioning chemotherapy of cyclophosphamide and fludarabine, or CyFlu

•	Treatment with CYAD-01 following CyFlu was well tolerated with no reports of CRS grade 2 or higher, related SAEs, DLTs, nor on-target off-tumor toxicity

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Translational data from the cohort also suggest an improvement in cell engraftment of CYAD-01 induced by the CyFlu preconditioning as compared to the same dose of CYAD-01 without preconditioning chemotherapy

•	Of the three patients enrolled, one patient achieved stable disease (SD), while two patients experienced disease progression

Conference Call / Webcast Details

A conference call including a Q&A session will be held by the Company on Friday July 5, 2019 at 2:00 pm CEDT / 8:00 am EDT.

The conference call can be accessed using the details below:

United States: +1 877 407 9208

International: +1 201 493 6784

Conference ID: 13692101

Alternatively, participants may also access an audio webcast of the event using the link below: http://public.viavid.com/index.php?id=135092

Background on CYAD-01 and CYAD-101

CYAD-01 is an investigational CAR-T therapy in which a patient’s T cells are engineered to express a chimeric antigen receptor (CAR) based on NKG2D, a receptor expressed on natural killer (NK) cells that binds to eight stress-induced ligands expressed on tumor cells. CYAD-101 is an investigational, non-gene edited, allogeneic (healthy donor derived) CAR-T therapy that co-expresses the NKG2D CAR of CYAD-01 and the novel inhibitory peptide TIM. The expression of TIM reduces signalling of the TCR complex, which is responsible for GvHD.

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Background on SHRINK and alloSHRINK Trials

SHRINK is an open-label, dose-escalation Phase 1 trial assessing the safety and activity of CYAD-01 administered concurrently with FOLFOX chemotherapy in patients with metastatic colorectal cancer (mCRC). Patients will receive six cycles of FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) chemotherapy every two weeks and three administrations of CYAD-01 every two weeks.

alloSHRINK is an open-label, dose-escalation Phase 1 trial assessing the safety and clinical activity of CYAD-101 administered concurrently with FOLFOX chemotherapy in patients with unresectable mCRC. Similar to the SHRINK trial for CYAD-01, patients will receive six cycles of FOLFOX chemotherapy every two weeks and three administrations of CYAD-101 every two weeks.

Background on THINK CyFlu Cohort

In February 2018, the THINK trial was amended to include a cohort known as THINK CyFlu. The cohort evaluated a single injection of CYAD-01 following treatment with the standard preconditioning regimen of cyclophosphamide (300 mg/m²) and fludarabine (30 mg/m²), or CyFlu.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

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For more information, please contact:

Celyad

Filippo Petti, Chief Executive Officer - investors@celyad.com

Anne Moore, Vice President Corporate Strategy - T: +32(0) 10 39 41 87 - communications@celyad.com

For Europe: Ulysse Communication

Bruno Arabian - T.: +33 (0)6 87 88 47 26 - barabian@ulysse-communication.com

U.S.: LifeSci Advisors

Relations Investisseurs : Daniel Ferry - T.: +1 (617) 535 7746 - daniel@lifesciadvisors.com

Relations Publiques : Sara Zelkovic - T:+1 (646) 876 4933 - sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding: the safety and clinical activity of CYAD-01 and CYAD-101; statements regarding the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrolment, data readouts and presentations; and the clinical and commercial potential of CYAD-01 and CYAD-101. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. Our therapeutic candidates manufactured using our OptimAb process have not yet been evaluated in clinical trials. Prior clinical and preclinical results may not be repeated or observed in ongoing or future clinical studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our OptimAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation;

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product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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